SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535 - Registro CVM 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Copel shareholders approve share consolidation and admission to the Novo Mercado

COMPANHIA PARANAENSE DE ENERGIA - COPEL (“the Company”), in continuation of Material Facts Nos. 4/25, 6/25, 7/25 and 8/25 and in compliance with the provisions of paragraph 4 of article 157 of Law No. 6,404, dated October 15,12.1976 (“Corporation Law”), and Resolution No. 44 of the Brazilian Securities and Exchange Commission (“CVM”) dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that, at an Extraordinary General Meeting held on this date (“EGM”), the Company's shareholders approved all items on the agenda relating to the Company's migration process to the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“Migration to the Novo Mercado”).

Considering the approval by the EGM and the conditions set forth for the implementation and effectiveness of the approved resolutions, the Company hereby informs that it will proceed with the necessary measures for its implementation and subsequent Migration to the Novo Mercado, including: (a) obtaining the consent of creditors whose respective financial instruments provide for early maturity of the debts of the Company or its subsidiaries as a result of the approval of the matters at the EGM (“Waivers”); (b) calling a special meeting of preferred shareholders, pursuant to Article 136, paragraph 1, of the Brazilian Corporation Law, to be held in due course; and (c) submitting the application for Migration to the Novo Mercado to B3, with the effective admission of the Company's shares to trading on the Novo Mercado.

The full minutes of the EGM are available for consultation on the websites of the CVM (www.gov.br/cvm), B3 (www.b3.com.br) and the Company itself (https://ri.copel.com/).

The Company further clarifies that it will disclose, in due course, a Notice to Shareholders with the deadlines, rules, procedures, and other information relevant to the exercise of the right of withdrawal by holders of common shares dissenting from item 3 of the agenda - noting that, as clarified in the documents calling the EGM, given that the matter is conditional upon obtaining the Waivers, the effective payment of the reimbursement amount to such dissenting shareholders will depend on the verification of this condition.

Finally, reaffirming its commitment to transparency, in accordance with applicable laws and regulations and in line with best corporate governance practices, the Company reiterates that it will keep its shareholders and the market in general informed of relevant developments and progress in the process through its usual disclosure channels mentioned above.

Curitiba, August 22, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 22, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.